LEGION CAPITAL CORPORATION

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

February 19, 2020

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

Washington D.C.

Legion Capital Corp.

SEC Comment Letter dated February 19, 2020.

File No. 024-11123

Dear Ms. Livingston and Messrs. Volley, Pande and Clampitt,

We have received your comment letter dated February 19, 2020 in the referenced matter and hereby respond to same as follows:

Amendments to Form 1-A filed February 6 and 18, 2020 General

1.	Your cover page states that Legion Capital Corporation is offering corporate bonds and preferred securities of its subsidiary, Legion Finance, LLC. Accordingly, please revise to add Legion Finance as a co-issuer of the securities, to disclose its capital structure, operations, funding and mechanics of how payments will be made on the offered securities and to file as exhibits to the qualification statement the articles and bylaws for Legion Finance. We may have further comments on your revised disclosures.

Response: That was an error in our prior filing and has now been corrected in our Amended Form 1-AA filed on February 19, 2020. Legion Capital Corporation is the sole issuer, Legion Finance, LLC is established only to originate, hold and manage the loan portfolio. It is essentially a means of creating a pool of assets whereby we can segregate the assets for these investors and be able to separately account for the performance of this loan portfolio. The Bonds and Shares are to be issued by Legion Capital in all respects.

Financial Statements, page F-1

2.	Please revise to include audited financial statements for Legion Finance, LLC or tell us why you believe they are not required under Rule 3-10 or Rule 3-16 of Regulation S-X. Refer to Part F/S (b)(7)(i) and (ii) of Form 1-A for guidance.

Response: We believe that the response to comment #1 and the corrected filing will alleviate the need to file audited financial statements for Legion Finance, LLC, as Legion Finance is not an issuer or co-issuer in this Offering.

Sincerely,

/s/ James S. Byrd, Jr.
James S. Byrd, Jr.
Chairman and CEO